Boomers, Inc.

April 15, 2013

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Boomers, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 26, 2013 File No. 333-185537

Dear Mr. Spirgel:

Boomers Inc. submits this letter to you in response to your letter of April 5, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Prospectus cover page

1.
In response to comment 1 of our letter dated January 14, 2013, you added disclosure that, because you are a shell company, “no shares will be eligible to be sold or transferred under Rule 144 until in excess of one year from the filing of the equivalent Form 10 information by the Company with the SEC.” Please clarify that shareholders cannot resell their shares pursuant to Rule 144 until the Company ceases to be a shell company and one year has elapsed since the company has filed current Form 10 information with the SEC reflecting its status as a company that no longer is a shell company.

RESPONSE:

We acknowledge the Staff’s comment and the Company revised the amended filing to clarify the disclosure. We have provided a copy of the disclosure as it appears in the amended filing as written below.

The Company is a Shell Company as defined in Rule 405. As such, existing shareholders cannot resell their shares pursuant to Rule 144 until the Company ceases to be a shell company and one year has elapsed since the company has filed current Form 10 information with the SEC reflecting its status as a company that no longer is a shell company.

COMMENT:

2.
In response to comment 2 of our letter dated January 14, 2013, you added disclosure that “our company has a detailed plan of operation as such the Company is not blank check company.” Please clarify that it is your belief that the company is not a blank check company.

RESPONSE:

We acknowledge the Staff’s comment and the Company revised the filing to clarify that it is our belief that the company is not a blank check company. We have provided a copy of the disclosure as it appears in the amended filing as written below.

The Company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person. Our Company has a detailed plan of operation and it is our belief that the Company is not a blank check company.

COMMENT:

Future Sales by Existing Stockholders, page 37

3.	Please revise this section to discuss the resale limitations of Rule 144(i).

RESPONSE:

We acknowledge the Staff’s comment and the Company revised the filing in the “Future Sales by Existing Stockholders” section to include a discussion on the resale limitations of Rule 144(i).

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Charles Seefeldt

Charles Seefeldt
President
Boomers, Inc.